Attachment 1

77D

PUTNAM INVESTORS FUND (the Fund)

Subject to shareholder approval at a shareholder meeting currently expected to be held within the next six months, the Trustees approved on June 10, 2004 the following revised versions of fundamental restrictions (1), (4) and (5) in the Funds Statement of Additional Information:
(1)	The fund may not[w]ith respect to 75% of its total
assets, invest in securities of any issuer if,
immediately after such investment, more than 5% of the
total assets of the fund (taken at current value) would
be invested in the securities of such issuer; provided
that this limitation does not apply to obligations issued
or guaranteed as to interest or principal by the U.S.
government or its agencies or instrumentalities or to
securities issued by other investment companies.
(4)	The fund may not[b]orrow money in excess of 33 1/3% of
the value of its total assets (not including the amount
borrowed) at the time the borrowing is made.
(5)	The fund may not [m]ake loans, except by purchase of
debt obligation in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements or by lending its portfolio securities.